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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-33343
                                                                    CUSIP NUMBER
                                                                       038399101

(Check one):     [ ] Form 10-K and Form 10-KSB
                 [ ] Form 20-F
                 [ ] Form 11-K
                 [X] Form 10-Q and Form 10-QSB
                 [ ] Form N-SAR

For Period Ended:  March 31, 2002
                   --------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

        Full Name of Registrant:   Aquis Communications Group, Inc.
                                   --------------------------------
        Former Name if Applicable:
                                   --------------------------------


       1719A Route 10, Suite 300
       -------------------------
       Address of Principal Executive Office (Street and Number)

       Parsippany, New Jersey  07054
       -----------------------------
       City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has substantially completed negotiations with its senior secured and junior unsecured lenders that are expected to result in the restructuring of the Registrant's debt and equity. Negotiations and execution of related agreements are expected to be fully completed within the five calendar day period for extended filing specified in this Notification of Late Filing. The terms of the restructuring agreements will amend the terms of the Company's prior agreements with the creditors specified above and its preferred stockholders, including its forbearance agreements.


                           PART IV - OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

         D. Brian Plunkett             (973)                560-8006
         -----------------             -----                --------
              (Name)                (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

     [ X ] Yes [ ] No

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If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aquis Communications Group, Inc. will report a net loss attributable to common stockholders for the three months ended March 31, 2002 of $1,156,000, or $0.06 per share. For the corresponding period ended March 31, 2001, a net loss of $2,572,000, or $0.15 per share, was reported. Revenues for the three month periods ended March 31, 2002 and 2001, respectively, were $3,745,000 and $5,220,000, with the decline resulting from several factors, including the sale of the Company's Midwest paging operations in late 2001, and a declining subscriber base and lower average revenue per unit in service resulting from strong competitive pressures in the decling paging industry.

                        AQUIS COMMUNICATIONS GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 16, 2002                          By: /s/ D. Brian Plunkett
        -------------                             ---------------------
                                                  Name: D. Brian Plunkett
                                                  Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).